Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

RESULTS OF PHASE III STUDY ON LABOPHARM’S NOVEL ANTIDEPRESSANT PUBLISHED IN PSYCHIATRY (EDGEMONT) JOURNAL

- Company to Also Present Clinical Data at Upcoming Scientific Meeting -

LAVAL, Québec (May 19, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced the publication of Extended Release Trazodone in Major Depressive Disorder:  A Randomized, Double-Blind, Placebo-Controlled Study in the May 2009 issue of the journal Psychiatry (Edgemont) (Volume 6, Number 5) (www.psychiatrymmc.com).  The results of this Phase III clinical trial (study 04ACL3-001), which were originally reported by the Company in February 2008, demonstrate clear benefits for Labopharm’s novel antidepressant.

More than 120 million people around the world suffer from depression.  Treatment is often challenging because response to antidepressant drug therapy can vary significantly.  Clinically depressed patients are typically treated with two different types of drug therapy: selective serotonin reuptake inhibitors (SSRIs) or serotonin-norepinephrine reuptake inhibitors (SNRIs)). However, some 40 to 50% of patients being treated for depression stop taking these antidepressant drugs within the first 12 months of treatment.  Frequently cited reasons for discontinuing therapy include suboptimal efficacy on depression symptoms, exacerbation of sleep disturbance, increased agitation, slow onset of action, sexual dysfunction and weight gain.

Labopharm’s novel formulation of the antidepressant trazodone is designed to optimize the efficacy of trazodone, and address the major challenges in treating depression.

Summary of Results of Labopharm’s Phase III Clinical Trial on Trazodone

Labopharm’s multi-center phase III clinical trial compared the efficacy and safety of Labopharm’s novel trazodone formulation to placebo in patients with major unipolar depressive disorder (MDD).

The results of primary efficacy end point analyses demonstrated consistent statistical superiority of Labopharm’s trazodone formulation over placebo. Moreover, statistically significant improvements were demonstrated on several secondary efficacy end points, including Hamilton Rating Scale for Depression
(HAMD-17) responders, Montgomery-Asberg Depression Rating Scale (MADRS) score, and quality of sleep.

The authors emphasize the clinical importance of targeting sleep improvement in patients with MDD, which is reported in more than 90% of cases.  Patients receiving Labopharm’s trazodone formulation demonstrated significant improvements versus placebo in all three quality of sleep end points, with an improvement by the first week of therapy in “overall quality of sleep” and “awakening during the night”.
Agitation is a common symptom of MDD and patients taking antidepressants often experience an exacerbation of this symptom.  In the study, those administered Labopharm’s trazodone formulation showed no increase in agitation.

The results of the study demonstrate Labopharm’s once-daily trazodone may have a early onset of action.  The overall antidepressant efficacy of Labopharm’s trazodone formulation was accompanied by improvements early in the study, including an early improvement in HAMD-17 scores, which suggest that patients may see clinical benefit within the first 2 weeks of treatment, and a significantly greater number of HAMD-17 responders than placebo by the end of titration.

Adverse events of particular concern in the treatment of MDD are those related to weight gain and sexual dysfunction, as they are among the most prevalent reasons for discontinuation of antidepressant therapy. In the study, there were no significant changes in body weight in either those administered Labopharm’s trazodone formulation or those administered placebo and there was a low incidence of sexual dysfunction in both groups.

The authors conclude that Labopharm’s trazodone formulation, at the recommended daily dosage of 300 mg, appeared to be an appropriate monotherapy for patients with MDD.

Poster of Phase III Study to Appear at Scientific Meeting in Florida

Labopharm will present a poster discussing the results of the Phase III clinical trial of its novel trazodone formulation at the 49th Meeting of the New Clinical Drug Evaluation Unit (NCDEU) of the National Institute of Mental Health to be held from June 29 to July 2, 2009.  The poster, entitled Once-Daily Trazodone in Major Depressive Disorder:  Double-Blind, Placebo-Controlled Study, concludes Labopharm’s trazodone formulation is an effective and well-tolerated treatment for MDD patients, which improves quality of sleep.

About Labopharm’s Novel Antidepressant

Labopharm’s novel trazodone formulation is currently under regulatory review in the United States by the Food and Drug Administration (FDA).  The action date under the Prescription Drug User Fee Act (PDUFA) is July 18, 2009.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, the United Kingdom, France, Spain, Italy, Germany and Australia, among others. The company’s second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com